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                             April 6, 2021

       Daniel Rice
       Chief Executive Officer
       Rice Acquisition Corp. II
       102 East Main Street, Second Story
       Carnegie, Pennsylvania 15106

                                                        Re: Rice Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2021
                                                            File No. 333-254080

       Dear Mr. Rice:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed March 10, 2021

       Summary, page 1

   1. On page 6 you reference conflicts of interest associated with securities held by the management team and
board of directors. Please revise here and risk factors to disclose in quantitative and
qualitative terms how economic incentives could result in substantial misalignment of
interests due to the founder units acquired for an aggregate of
                                                        $26,000. For example,
since your initial shareholders acquired 20% of your ordinary shares for
approximately $26,000 and the offering is for $10.00 per unit, the officers and directors could make a
substantial profit after the initial business combination even if public investors
experience substantial losses due to a decline in the market price.
 Daniel Rice
FirstName   LastNameDaniel Rice
Rice Acquisition  Corp. II
Comapany
April       NameRice Acquisition Corp. II
       6, 2021
April 26, 2021 Page 2
Page
FirstName LastName
Financial Statements
Note 4 - Related Party Transactions, page F-11

2. Please expand your disclosure to explain how the Company used the proceeds received from the Sponsor for the purchase of Class A and Class B Shares. To the extent the
         Company used the proceeds to purchase an equal number of units from OpCo, please confirm that there are approximately 14.4 million Class B Units of OpCo outstanding (7.2
         Units granted to the Sponsor for no consideration, and 7.2 million Units purchased by the
         Company at the time an equal number of Class B Shares were purchased by the Sponsor).
Note 6 - Shareholder's Equity, page F-14

3. Please expand your disclosure to include a more detailed description of the terms of the
         Class A and Class B Units issued by OpCo. Your revised disclosure should include a discussion of the relationship, if any, between the Class B shares issued by the Company and the units issued by OpCo.
General

4. Please revise the carryover risk factor on pages 71-72, page 113 and where appropriate to further clarify the circumstances when the Up-C structure could result in the interests and economic benefits of initial shareholders differing from those of public investors. For example, it is unclear if the right to exchange Class A Units of Opco for cash or Class A ordinary shares could result in an economic benefit that reduces the value of the company to other investors. In this regard, please clarify if founder units are meant to represent
         20% (as indicated on page 17 and elsewhere) or 25% (as indicated on page 113) of outstanding equity. Additionally, with a view to clarifying disclosure advise us if you may enter into a tax receivable agreement where you share tax benefits resulting from the
         Up-C structure.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please
 Daniel Rice
Rice Acquisition Corp. II
April 6, 2021
Page 3

contact Christopher Dunham at 202-551-3783 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameDaniel Rice
                                                        Division of Corporation
Finance
Comapany NameRice Acquisition Corp. II
                                                        Office of Real Estate &
Construction
April 6, 2021 Page 3
cc:       Lanchi Huynh, Esq.
FirstName LastName